First-Quarter Results 2003
January - March 2003, published on April 29, 2003

    Good start to 2003 - cautious outlook

    -- Sales climb due to significant increase in volumes and a high oil price

    --  Income from operations before special items up 15 %

    -- Second-quarter sales and earnings expected to increase only slightly compared with 2002

    BASF Group Business Review and Analysis



Sales and earnings
                                                  1st Quarter
                                                             Change
Million euro                             2003      2002      in %
Sales                                    8,832     8,239     7.2
Income from operations before special
 items                                   944       818       15.4
Income from operations (EBIT)            942       814       15.7
Income from operations before interest,
 taxes, depreciation and amortization
 (EBITDA)                                1,496     1,432     4.5
Income before taxes and minority
 interests                               839       838       0.1
Net income                               442       556       (20.5)
Earnings per share (euro)                0.78      0.95      (17.9)


    Sales: Compared with the first quarter of 2002, sales increased by
7.2 %. This sales growth was due to a substantial increase in volumes, in particular in the Chemicals and Plastics & Fibers segments, as well as the high price of oil, which led to a substantial increase in sales in the Oil & Gas segment. Currency effects, primarily the increase in the exchange rate of the euro against the U.S. dollar and the Brazilian real compared with the first quarter of 2002, reduced sales. The level of our sales prices improved, in particular because higher raw material costs were passed on in some product lines.



Factors influencing sales in comparison with previous year
                                          1st
in %                                      Quarter
Volumes                                   10.5
Prices                                    4.2
Currencies                                (8.2)
Acquisitions/divestitures                 0.7
Total                                     7.2


    Earnings: First-quarter income from operations before special items climbed 15.4 % compared with the same period in 2002. In particular, the contribution of the Oil & Gas segment to earnings increased considerably as a result of the higher oil price. Earnings also improved significantly in the Chemicals and Performance Products segments.
    The financial result was negative at minus euro 103 million. The previous year's figure of euro 24 million included special income of euro 114 million from the sale of securities. On a comparable basis, the decline was euro 13 million.
    At 839 million, income before taxes and minority interests was at the previous year's level; net of special items, it increased 15.5 % to euro 841 million from euro 728 million in 2002.
    At euro 442 million, net income was euro 114 million or 20.5 % lower than in 2002. Income tax increased by euro 105 million. This change was due mainly to income taxes for oil production that are non-compensable with German taxes, which rose from euro 82 million to euro 161 million, as well as tax-free gains from the sale of securities, which were included in the previous year's earnings.

    Earnings per share were euro 0.78 compared with euro 0.95 in 2002.



Special items


                                     1st  Quarter      2nd Quarter      3rd Quarter      4th Quarter
Million euro                         2003        2002  2003       2002  2003       2002  2003       2002
Special items
- in income from operations          (2)         (4)              (5)              (124)            (107)
- in financial result                -           114              -                130              57
Total                                (2)         110              (5)              6                (50)


    Outlook: In the second quarter, we expect sales and earnings to increase only slightly compared with 2002. We see no signs of an immediate upturn in the economy. Structural weaknesses in important economies continue to burden the global economic environment. In addition, prices for energy and raw materials remain volatile. The strong level of business in the first quarter should therefore not be taken as an indicator for further developments in 2003.

    Segments




                                                        Income from
                                                        operations
                                                        Before special          Income
                                   Sales                items                   from operations
                                                 Change               Change                   Change
Million euro                       2003   2002   in %   2003   2002   in %      2003   2002    in %
1st Quarter
Chemicals                          1,519  1,203  26.3   145    111    30.6      144    109     32.1
Plastics & Fibers                  2,283  1,975  15.6   110    98     12.2      109    95      14.7
Performance Products               1,907  1,983  (3.8)  142    115    23.5      143    119     20.2
Agricultural Products & Nutrition  1,296  1,542  (16.0) 237    234    1.3       236    231     2.2
Oil & Gas                          1,483  1,226  21.0   404    284    42.3      404    284     42.3
Other*                             344    310    11.0   (94)   (24)   .         (94)   (24)    .
Thereof costs
of exploratory/
biotechnological research          -      -      -      45     49     (8.2)     45     49      (8.2)
                                   8,832  8,239  7.2    944    818    15.4      942    814     15.7





                                                                       Capital
                                       Income from operations before expenditures
                                       interest, taxes, depreciation (including
                                       and amortization (EBITDA)     acquisitions)           Assets
                                                         Change                      Change                 Change
Million euro                           2003     2002     in %        2003     2002   in %    2003    2002   in %
1st Quarter
Chemicals                              260      227      14.5        126      132    (4.5)   5,003   5,075  (1.4)
Plastics & Fibers                      230      230      0.0         86       120    (28.3)  6,236   6,465  (3.5)
Performance Products                   244      244      0.0         41       69     (40.6)  5,191   5,955  (12.8)
Agricultural Products & Nutrition      349      367      (4.9)       1,131    42     .       8,030   8,477  (5.3)
Oil & Gas                              481      361      33.2        39       37     5.4     3,536   2,833  24.8
Other*                                 (68)     3        .           108      54     100.0   8,867   9,211  (3.7)
                                       1,496    1,432    4.5         1,531    454    237.2   36,863  38,016 (3.0)


    Chemicals

    Sales increased significantly, climbing 26.3 % to euro 1,519 million in the first quarter (volumes + 26.7 %, prices/currency - 1.3 %). This was primarily due to high volume demand in the petrochemicals markets, and partially as a result of stockpiling by customers in an environment of volatile raw material markets.
    At euro 145 million, income from operations before special items was up euro 34 million or 30.6 % compared with the first quarter of 2002.
    Sales in the Inorganics division increased 8.3 %, in particular in the product lines glues and impregnating resins as well as inorganic specialties and electronic grade chemicals. Due to continuingly high raw material prices, the pressure on margins continued in all product lines. There have not yet been any positive impulses to business from important customer industries.
    The Petrochemicals division made a large contribution to the increase in the segment's sales and earnings. Capacity utilization of the steam crackers in Europe remained high. It was possible to offset higher raw material costs and stabilize margins by increasing prices in the majority of product lines.
    In the Intermediates division, sales rose by 9.0 % compared with the previous year. In particular, the product line diols and polyalcohols improved. A surge in natural gas prices in the NAFTA region and maintenance measures at the site in Feluy, Belgium, negatively impacted earnings and could not be compensated for by price increases.


Sales by division
                                         1st Quarter
                                                     Change
Million euro                 2003        2002         in %
Inorganics                   183         169         8.3
Petrochemicals               874         610         43.3
Intermediates                462         424         9.0


    Plastics & Fibers

    Sales increased 15.6 % to euro 2,283 million (volumes + 14.9 %, prices/currency + 1.4 %), primarily due to higher volumes. Income from operations before special items rose by euro 12 million to euro 110 million, largely as a result of extensive cost-reduction measures.
    In the Styrenics division, sales volumes rose considerably and prices were higher on a year-for-year basis, increasing sales by 34.4 %; earnings were up compared with the very weak first quarter of 2002. Toward the end of the quarter, we were able to implement initial price increases in some product lines to pass on higher raw material costs.
    In the Performance Polymers division, higher sales volumes boosted sales by 5.0 %. The business with fiber intermediates in Europe and Asia developed particularly positively. Initiated price increases could not yet fully compensate for the rise in raw material costs.
    Sales in the Polyurethanes division rose 3.8 %, primarily due to a considerable increase in volumes in Europe and Asia. Income from operations before special items was higher than in the same quarter of 2002, which was weak.


Sales by division
                                         1st Quarter
                                                     Change
Million euro                 2003        2002         in %
Styrenics                    997         742         34.4
Performance Polymers         568         541         5.0
Polyurethanes                718         692         3.8


    Performance Products

    First-quarter sales declined 3.8 %, predominantly due to negative currency and price effects (- 10.5%) resulting from the weakening of the U.S. dollar and the Brazilian real. Sales volumes rose 6.5 %.
    Compared with the same quarter of 2002, income from operations before special items climbed euro 27 million or 23.5 % to euro 142 million. This was primarily thanks to the success of our measures to reduce fixed costs as well as improved margins in some business units.
    In the Performance Chemicals division, sales were down 5.0 % on 2002, mainly as a result of negative currency effects. Performance chemicals for coatings, plastics, specialties and for the printing industry helped stabilize earnings.
    As a result of currency effects, sales in the Coatings division were 5.1 % lower than in the same quarter of 2002. We slightly increased sales prices in some product lines, which, together with rigorous fixed cost management, led to an increase in earnings.
    Sales in the Functional Polymers division were 1.2 % lower than in 2002. Negative currency effects offset an increase in sales volumes. The previous year's earnings level was not quite reached because it was not possible to pass on higher raw material costs to the full extent necessary in the form of increased sales prices.


Sales by divison
                                         1st Quarter
                                                     Change
Million euro                 2003        2002         in %
Performance Chemicals        806         848         (5.0)
Coatings                     504         531         (5.1)
Functional Polymers          597         604         (1.2)


    Agricultural Products & Nutrition

    Agricultural Products: Sales were down 19.7 % on the previous year partially as a result of negative currency effects due to the strong euro. The slow start to the season in Europe and in the United States has resulted in some of our business being shifted closer to the application period and thus into the second quarter. The global business with the insecticide fipronil and selected fungicides, which was acquired from Bayer on March 21, 2003, is included in the first-quarter results as of this date.
    At euro 196 million, income from operations before special items was euro 17 million or 8 % lower than in the first quarter of 2002. Strong competitive pressure reduced sales and thus earnings. To some extent, this was offset by the cost reduction measures initiated last year.
    Fine Chemicals: Sales were 8.1 % lower than in 2002. Sales volumes of carotenoids, lysine, cosmetic raw materials and vitamin C increased. Severe currency and price effects, however, reduced sales.
    Income from operations before special items increased euro 20 million to euro 41 million. This was due to our program of restructuring measures, which resulted in successive cost reductions in 2002.


Agricultural Products & Nutrition

                                                  Income from
                                                  operations before     Income from
                         Sales                    special items         operations
                                         Change                 Change                      Change
Million euro             2003    2002    in %     2003   2002   in %    2003         2002   in %
1st Quarter
Agricultural Products    833     1,038   (19.7)   196    213    (8.0)   192          213    (9.9)
Fine Chemicals           463     504     (8.1)    41     21     95.2    44           18     144.4
                         1,296   1,542   (16.0)   237    234    1.3     236          231    2.2


    Oil & Gas

    Sales in the Oil & Gas segment climbed 21 % to euro 1,483 million. Sales volumes rose by 12 %. In our exploration and production activities, we expanded production of oil and natural gas. This also includes production from Clyde Netherlands B.V., which we acquired in the fourth quarter of 2002.
    The average price of oil (Brent) increased from approximately $21 per barrel in the first quarter of 2002 to $31.50 in the first quarter of 2003. Together with increased production, this led to a significant rise in sales. In our natural gas trading activities, we considerably increased volumes and sales.
    Income from operations before special items in the segment increased euro 120 million to euro 404 million.
    We do not consider the considerable increase in first-quarter sales and earnings as a result of the high oil price to be characteristic for further developments in 2003.

    Regions



                                                                                              Income from
                                                                                              operations before
                                                                                              special items
                                  Sales                          Sales                        (location
                                  (location of customer)         (location of company)        of company)
                                                        Change                        Change                   Change
Million euro                      2003       2002       in %     2003      2002       in %    2003     2002    in %
1st Quarter
Europe                            5,241      4,565      14.8     5,539     4,900      13.0    826      767     7.7
Thereof Germany                   2,099      1,894      10.8     3,904     3,505      11.4    644      568     13.4
North America (NAFTA)             1,938      2,088      (7.2)    1,960     2,120      (7.5)   29       28      3.6
South America                     322        380        (15.3)   258       309        (16.5)  32       (6)     .
Asia, Pacific Area, Africa        1,331      1,206      10.4     1,075     910        18.1    57       29      96.6
                                  8,832      8,239      7.2      8,832     8,239      7.2     944      818     15.4



    In the first quarter, sales in Europe increased 14.8 %. Sales increased considerably in the Oil & Gas segment as well as in the Chemicals and Plastics & Fibers segments. Income from operations before special items increased euro 59 million to euro 826 million, mainly due to the contribution from the Oil & Gas segment.
    In the NAFTA region, sales declined by 7.2 % compared with 2002 as a result of the decrease in the exchange rate of the U.S. dollar. Higher sales in the Petrochemicals division were unable to offset the declines in the Agricultural Products & Nutrition, Performance Products and Plastics & Fibers segments. Income from operations before special items was slightly higher than in the same quarter of 2002.
    In South America, sales declined due to currency effects related to the devaluation of the Brazilian real and the Argentine peso, and as a result of our cautious business policy to avoid uncollectable accounts receivable in the Agricultural Products division. Income from operations before special items increased considerably.
    First-quarter sales in the Asia, Pacific Area, Africa region increased 10.4 %. In particular, sales were higher in the Plastics & Fibers, Chemicals and Performance Products segments. Income from operations before special items almost doubled to euro 57 million.

    Employees

    Since the end of 2002, the number of BASF Group employees, including those with limited-term contracts, declined by 661 or 0.7 %, thereof 667 in Europe and 166 in the NAFTA region. In Asia, the number of employees rose by 167.
    Personnel costs in the first quarter of 2003 were euro 1,392 million compared with euro 1,477 million in 2002. Currency translation effects related to the U.S. dollar were responsible for 3.6 percentage points of this 5.8 % decline.

    Number of employees



                                  1st Quarter             Year
                                  2003        2002        2002
End of period                     88,728      91,603      89,389
Average                           88,856      91,929      90,899


    Finance

    Cash provided by operating activities increased to euro 894 million from euro 128 million in 2002. The decline in net income and depreciation was more than offset by the considerably lower financing requirements for net current assets.
    Cash used in investing activities totaled euro 1,684 million. Of this amount, euro 1,185 million is related to the acquisition of crop protection products from Bayer. Expenditures for tangible and intangible fixed assets were 4.7 % lower than in 2002.
    In cash provided by financing activities, additional share buybacks led to a cash outflow. In the first quarter, we bought back
6.9 million shares for euro 226 million or an average of euro 32.54 per share.
    We raised capital totaling euro 1,023 million through additional bank loans and the issuance of commercial paper, in particular to finance the crop protection acquisition.
    At euro 425 million, liquid funds were euro 63 million higher than at the end of 2002.


Consolidated Statements of Cash Flows
                                             1st Quarter
Million euro                                 2003        2002
Net income                                   442         556
Depreciation of fixed assets                 557         618
Change in net current assets                 (155)       (889)
Miscellaneous items                          50          (157)
Cash provided by operating activities        894         128
Additions to tangible and intangible fixed
 assets                                      (451)       (473)
Acquisitions/divestitures, net               (1,185)     -
Financial investments and other items        (48)        161
Cash used in investing activities            (1,648)     (312)
Proceeds from capital increases/(decreases)  (226)       15
Changes in financial indebtedness            1,023       424
Dividends                                    (26)        (30)
Cash provided by financing activities        771         409
Net changes in cash and cash equivalents     (19)        225
Cash and cash equivalents as of beginning of
 year and other changes                      231         355
Cash and cash equivalents                    212         580
Marketable securities                        213         282
Liquid funds                                 425         862


    Interim Financial Statements of BASF Group (abridged version)

    The interim financial statements have not been audited. The valuation methods used in the Consolidated Financial Statements for 2002 remained unchanged. Changes in the scope of consolidation were negligible. The acquisition of crop protection products from Bayer on March 21, 2003 is taken into account from this date onward.


Consolidated Statements of Income
                                               1st Quarter
                                                          Change
Million euro                           2003      2002     in %
Sales, net of natural gas taxes        8,832     8,239    7.2
Cost of sales                          6,073     5,477    10.9
Gross profit on sales                  2,759     2,762    (0.1)

Selling expenses                       1,117     1,210    (7.7)
General and administrative expenses    163       171      (4.7)
Research and development expenses      276       312      (11.5)
Other operating income                 104       185      (43.8)
Other operating expenses               365       440      (17.0)
Income from operations                 942       814      15.7

Expense/income from financial assets   (19)      -        .
Interest result                        (84)      24       .
Financial result                       (103)     24       .
Income before taxes and minority
 interests                             839       838      0.1

Income taxes                           368       263      39.9
Minority interests                     29        19       52.6
Net income                             442       556      (20.5)
Earnings per share (euro)              0.78      0.95     (17.9)
Number of shares in millions
 (weighted)                            566       583      (2.9)


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.


Consolidated Balance Sheets
                                     March 31, March 31, Change   December  Change
Million euro                         2003      2002      in %     31, 2002  in %
Assets
Intangible assets                    4,286     3,854     11.2     3,464     23.7
Property, plant and equipment        13,641    14,140    (3.5)    13,745    (0.8)
Financial assets                     3,194     3,442     (7.2)    3,249     (1.7)
Fixed assets                         21,121    21,436    (1.5)    20,458    3.2

Inventories                          4,912     4,783     2.7      4,798     2.4
Accounts receivable, trade           5,986     7,226     (17.2)   5,316     12.6
Miscellaneous receivables            3,242     2,275     42.5     2,947     10.0
Deferred taxes                       1,177     1,434     (17.9)   1,204     (2.2)
Liquid funds                         425       862       (50.7)   363       17.1
Current assets                       15,742    16,580    (5.1)    14,628    7.6
Total assets                         36,863    38,016    (3.0)    35,086    5.1

Stockholders' equity and liabilities
Suscribed capital and capital surplus4,408     4,408     0.0      4,408     0.0
Retained earnings and other equity   12,160    13,311    (8.6)    12,138    0.2
Minority interests                   387       364       6.3      396       (2.3)
Stockholders' equity                 16,955    18,083    (6.2)    16,942    0.1

Provisions for pensions and similar
 obligations                         3,897     3,929     (0.8)    3,910     (0.3)
Provisions for taxes and other
 provisions                          5,390     5,861     (8.0)    5,087     6.0
Provisions                           9,287     9,790     (5.1)    8,997     3.2

Financial indebtedness               4,558     3,222     41.5     3,610     26.3
Accounts payable, trade              2,518     2,623     (4.0)    2,376     6.0
Other liabilities                    3,545     4,298     (17.5)   3,161     12.1
Liabilities                          10,621    10,143    4.7      9,147     16.1
Total liabilities                    19,908    19,933    (0.1)    18,144    9.7
Total stockholders' equity and
 liabilities                         36,863    38,016    (3.0)    35,086    5.1




Changes in Equity Items
                                                        Currency
Million euro                               Retained     translation   Minority
                                           earnings     adjustment    interests
As of January 1, 2003                      12,468       (330)         396
Net income                                 442          -             29
Share buy-back                             (226)        -             -
Dividends paid                             -            -             (26)
(Decrease)/Increase of foreign currency
 translation adjustments                   -            (189)         (3)
Capital injection by minority interests    -            -             -
Changes in scope of consolidation and other
 changes                                   (5)          -             (9)
As of March 31, 2003                       12,679       (519)         387


    Publisher:
    BASF Aktiengesellschaft
    Corporate Department Communications
    67056 Ludwigshafen
    Germany

    You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

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    --  on the Internet: www.basf.com

    Important dates

    --  May 6, 2003
    Annual Meeting, Mannheim

    --  August 7, 2003
    Interim Report Second Quarter 2003

    --  November 13, 2003
    Interim Report Third Quarter 2003

    --  March 17, 2004
    Financial Results 2003

    --  April 29, 2004
    Annual Meeting, Mannheim

    Interim Report First Quarter 2004

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             Germany